Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Governance and Compensation Committee of the
Airgas, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statements (Nos. 333-75256 and 333-175676) on Form S-8 of Airgas, Inc. of our report dated June 25, 2014 with respect to the statements of net assets available for benefits of the Airgas, Inc. 401(k) Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the December 31, 2013 annual report for Form 11-K of the Airgas, Inc. 401(k) Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 25, 2014